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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.  4  )*
                                           -----


                         Career Education Corporation
________________________________________________________________________________
                               (Name of Issuer)


                    common stock, par value $.01 per share
________________________________________________________________________________
                        (Title of Class of Securities)


                                  141665 10 9
        _______________________________________________________________
                                (CUSIP Number)


                      Charles P. Brissman (312/441-6798)
  Heller Equity Capital Corporation, 500 W. Monroe St., Suite 1900, Chicago,
                                Illinois 60661
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 29, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 Pages
                                  No Exhibits

CUSIP No.  141665 10 9                                            Page 2 of 9
--------------------------------------------------------------------------------
      Names of Reporting Persons.
 1.   I.R.S. Identification Nos. of above persons (entities only).

      The Fuji Bank, Limited

------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3.

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4.
      not applicable
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
 5.
      not applicable
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6.
      Japan
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     Number of
                          none
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.

     Owned by             none
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9.
    Reporting
                          none
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10.
                          none
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11.
      none

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
12.
      X
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13.
      0%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14.
      BK

CUSIP No.  141665 10 9                                            Page 3 of 9
--------------------------------------------------------------------------------
      Names of Reporting Persons.
 1.   I.R.S. Identification Nos. of above persons (entities only).

      Fuji American Holdings, Inc. (36-42000926)

------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3.

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4.
      not applicable
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
 5.
      not applicable
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6.
      Delaware, United States of America
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     Number of
                          none
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.

     Owned by             none
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9.
    Reporting
                          none
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10.
                          none
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11.
      none

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
12.
      X
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13.
      0%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14.
      HC, CO

CUSIP No.  141665 10 9                                            Page 4 of 9
--------------------------------------------------------------------------------
      Names of Reporting Persons.
 1.    I.R.S. Identification Nos. of above persons (entities only).

      Heller Financial, Inc. (36-1208070)

------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2.                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3.

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4.
      not applicable
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
 5.
      not applicable
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6.
      Delaware, United States of America
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     Number of
                          none
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.

     Owned by             None
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9.
    Reporting
                          none
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10.
                          none
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11.
      none

------------------------------------------------------------------------------
      Check If The Aggregate Amount In Row (11) Excludes Certain Shares
      (See Instructions)
12.
      X
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13.
      0%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14.
      CO

CUSIP No.  141665 10 9                                            Page 5 of 9
--------------------------------------------------------------------------------
      Names of Reporting Persons.
 1.   I.R.S. Identification Nos. of above persons (entities only).

      Heller Equity Capital Corporation (13-3055750)

------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC Use Only
 3.

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4.
      not applicable
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
 5.
      not applicable
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6.
      Delaware, United States of America
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     Number of
                          1,560,507
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.

     Owned by             none
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9.
    Reporting
                          1,560,507
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10.
                          none
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11.
      1,560,507

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
12.
      not applicable
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13.
      19.6%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14.
      CO

CUSIP No. 141665 10 9                                       Page 6 of 9

                            ADDENDUM TO COVER PAGES
                            -----------------------

          This Amendment Number 4 to Schedule 13D (this "Amendment No. 4") is filed by The Fuji Bank, Limited, a Japanese banking corporation ("Fuji"), Fuji America Holdings, Inc., a Delaware corporation which is a wholly-owned subsidiary of Fuji ("FAHI"), Heller Financial, Inc., a Delaware corporation which is a majority-owned subsidiary of FAHI ("HFI"), and Heller Equity Capital Corporation, a Delaware corporation which is a wholly-owned subsidiary of HFI ("HECC"). On February 3, 1998, Career Education Corporation, a Delaware corporation of which HECC was then the majority stockholder (the "Company"), consummated an initial public offering (the "IPO") of its common stock, par value $.01 per share (the "Common Stock"). In connection with the consummation of the IPO, the Company registered the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the "Act"). Consequently, HECC became the owner of in excess of five percent of a class of equity security (the Common Stock) registered under Section 12 of the Act. Accordingly, Fuji, FAHI, HFI and HECC filed a Schedule 13D with respect to the Common Stock (the "Initial
Schedule 13D") electronically with the Securities and Exchange Commission (the "Commission") on February 23, 1998.

          On January 19, 1999, the Company filed with the Commission a Registration Statement on Form S-1 (registration number 333-70747) for a secondary offering (the "1999 Secondary Offering") of the Common Stock in which HECC proposed to sell up to 1,086,937 shares of the Common Stock it then owned. An amendment ("Amendment No. 1") to the Initial Schedule 13D was filed electronically with the Commission on January 17, 1999 in connection with the filing of that registration statement. The registration statement was declared effective by the Commission on March 17, 1999. The Company completed the 1999 Secondary Offering on March 23, 1999, with HECC selling 987,937 shares of Common Stock. An amendment ("Amendment No. 2") to the Initial Schedule 13D (as theretofore amended) was filed electronically with the Commission on March 30, 1999 reflecting that change in HECC's beneficial ownership. On December 8, 1999, HECC awarded 1,500 shares of the Common Stock it then owned to one of its officers as incentive compensation. An amendment ("Amendment No. 3") to the Initial Schedule 13D (as theretofore amended) was filed electronically with the Commission on January 7, 2000 reporting that change in HECC's beneficial ownership.

          On March 29, 2000, the Company filed with the Commission a Registration Statement on Form S-3 (registration number 333-33550) for a secondary offering (the "2000 Secondary Offering") of the Common Stock in which HECC proposes to sell up to 500,000 shares of the Common Stock it currently owns.

          As was the case with the Initial Schedule 13D and Amendment Nos. 1, 2 and 3, Fuji, FAHI and HFI join HECC in filing this Amendment No. 4 solely because of their status as indirect parent companies (in the cases of Fuji and FAHI) and direct parent company (in the case of HFI) of HECC. Fuji, FAHI and HFI declare that the filing of this Amendment No. 3 is not an admission by Fuji, FAHI or HFI that it is the beneficial owner of any of the Company's securities for purposes of Sections 13(d) or 13(g) of the Act, and Fuji, FAHI and HFI expressly disclaim beneficial ownership of any of the Company's securities.

CUSIP No. 141665 10 9                                   Page 7 of 9


Item 1.   Security and Issuer
          -------------------

          Item 1 is not amended or supplemented.

Item 2.   Identity and Background
          -----------------------

          Item 2 is not amended or supplemented.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Item 3 is not amended or supplemented.

Item 4.   Purpose of Transaction
          ----------------------

          Item 4 is amended to read in its entirety as follows:

          HECC acquired the HECC Shares for investment purposes, and may sell some or all of the HECC Shares from time to time in the future (subject to the terms of any lock-up arrangements required by the underwriters in connection with the 2000 Secondary Offering, the Registration Rights Agreement (as defined in Item 6 below), if applicable, and applicable state and federal securities laws). Currently, HECC proposes to sell in the 2000 Secondary Offering, if and when consummated, up to 500,000 of the HECC Shares. None of Fuji, FAHI, HFI and HECC has any current plans which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except in connection with HECC's proposed sale of shares of Common Stock in the 2000 Secondary Offering (if and when consummated); (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company (except as provided for in the Board Representation Agreement (as defined in Item 6 below)); (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 141665 10 9                                             Page 8 of 9


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Subparagraphs (a), (b) and (c) of Item 5 are amended to read in their entirety as follows:

               (a) According to the preliminary prospectus included in the registration statement for the 2000 Secondary Offering, the Company had 7,951,182 outstanding shares of Common Stock on March 15, 2000. HECC beneficially owns 1,560,507 shares of Common Stock, or 19.6% of the outstanding Common Stock.

               (b) HECC has the sole power to vote or to direct the vote of, and the sole power to dispose of or to direct the disposition of, 1,560,507 shares of Common Stock.

               (c) None of Fuji, FAHI, HFI and HECC has effected any transactions in the Common Stock during the past 60 days.


Item 6.   Contracts, Arrangements, Understandings or Relationship

     With Respect to Securities of the Issuer
     ----------------------------------------

          Item 6 is not amended or supplemented.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          Item 7 is not amended or supplemented.

                           [signature page follows]

CUSIP No. 141665 10 9                                   Page 9 of 9


                                   SIGNATURES
                                   ----------

          After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


April 4, 2000                 THE FUJI BANK, LIMITED


                              By: _____________________________
                                  Charles P. Brissman
                                  Attorney-in-Fact (under Power of Attorney
                                   filed as Exhibit 5 to the Initial Schedule
                                   13D)

                              FUJI AMERICA HOLDINGS, INC.


                              By: _____________________________
                                  Debra H. Snider
                                  Secretary

                              HELLER FINANCIAL, INC.


                              By: ____________________________
                                  Thomas B. Lally
                                  Executive Vice President

                              HELLER EQUITY CAPITAL CORPORATION


                              By: __________________________________
                                  Thomas B. Lally
                                  President